United States securities and exchange commission logo





                                May 21, 2020

       Elena Krioukova
       Principal Executive Officer
       Hygge Integrated Brands Corp.
       1 Yonge Street, Unit 1801
       Toronto, ON M5E 1W7

                                                        Re: Hygge Integrated
Brands Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 15, 2020
                                                            File No. 333-237603

       Dear Ms. Krioukova:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2020 letter.

       Amendment No.1 to Registration Statement on Form S-1 filed May 15, 2020

       The Company is subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934, page 14

   1. We note your response to prior comment 4. Clarify when in the future you intend to register a class of
your securities. If you do not intend to register a class of your securities in connection with this
offering, please revise your disclosure to remove any implication that you can list your
securities on an exchange.
       Plan of Operation, page 24

   2. We note your response to prior comment 8. Please revise the disclosure in the first paragraph on page 25 to
clarify the amount of time your current funds to which you have
 Elena Krioukova
Hygge Integrated Brands Corp.
May 21, 2020
Page 2
      access will enable you to conduct planned operations.
        You may contact Ernest Greene at (202) 551-3733 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior
Attorney, at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameElena Krioukova
                                                          Division of
Corporation Finance
Comapany NameHygge Integrated Brands Corp.
                                                          Office of
Manufacturing
May 21, 2020 Page 2
cc:       Sharon D. Mitchell
FirstName LastName